Lost Spirits Distillery, Inc.
Balance Sheet
Twelve Months January 2023 - December 2023
Draft, Unaudited[1]

	As of Dec 31, 2023
Assets	
Current Assets	
Cash	208,020
Accounts Receivable	152,595
Prepaid Expenses	29,971
Inventory	112,156
Total Current Assets	502,742
Non-Current Assets	
Fixed Assets	5,054,521
Accumulated Depreciation	(1,534,711)
Fixed Assets, net	3,519,810
Security Deposits & Other Assets	62,000
Total Non-Current Assets	3,581,810
Total Assets	**4,084,552**
Liabilities & Equity	
Liabilities	
Current Liabilities	
Accounts Payable	1,552,957
Accrued Expenses & Other Liabilities	69,852
Payroll Liabilities	829,836
Deferred Revenue	555,604
Accrued Rent Liability	3,501,958
Loans Payable	610,642
Accrued Tax Liability	351,479
Total Current Liabilities	7,472,328
Non-Current Liabilities	
Tenant Allowance Liability	1,642,123
Member Loans Payable	77,238
Loans Payable	493,678
Convertible Notes	3,783,129
Settlement Liability	170,208
Other Long Term Liabilities	382,058
Total Non-Current Liabilities	6,548,435
Total Liabilities	14,020,763
Equity	
Common Stock ($0.0001 par)	1,979
Additional Paid In Capital	9,678,258
Accumulated Deficit	(19,616,448)
Total Equity	(9,936,211)
Total Liabilities & Equity	**4,084,552**

[1] This DRAFT Report is intended to facilitate dialogue between Lost Spirits, Inc. and potential buyers/investors. Financials presented above reflect our findings and observations based on work performed through December 2023 to conform with Generally Accepted Accounting Principles. It is possible that ongoing review of historical financial statements for timing/classification of expenses and balance sheet reconciliation as part of the final close of fiscal year 2023 may identify additional adjustments. Adjustments are not expected to significantly impact the overall financials presented above. BGA does not make any representations or warranties as to the accuracy and completeness of this DRAFT Report. Accordingly, BGA accepts no responsibility from loss arising from any action taken or not taken by anyone using these interim financials.